[Graphic omitted] Ahold

                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications



                                                Date:  November 24, 2004
                                For more information:  +31 75 659 57 20



Ahold announces third quarter 2004 results

Highlights of Q3 2004
o  Net loss EUR 166 million (Q3 2003: net loss EUR 100 million)
o Net loss impacted primarily by an exceptional loss related to the ICA AB share transactions of EUR 87 million and long-lived asset impairments of EUR 130 million (Q3 2003: EUR 52 million)
o  Operating loss EUR 37 million (Q3 2003: operating income EUR 34 million)
o Net sales EUR 12.0 billion, a decrease of 8.3% compared to Q3 2003. Net sales growth was 0.8% excluding currency impact and impact of divestments
o Net cash flow from operating activities EUR 396 million (Q3 2003: EUR 195 million)

Zaandam, The Netherlands, November 24, 2004 - Ahold today published its third quarter 2004 results. "This quarter again shows that 2004 is very much a year of transition," commented Anders Moberg, Ahold President and CEO. "Since the start of the third quarter, we've concluded several open issues and continued to focus our business. In brief, we've recently completed the ICA AB share transactions, reached final settlement with the SEC and the Dutch Public Prosecutor, divested our Spanish operations, transferred our controlling interest in Disco to Cencosud and started divesting our remaining 13 large Polish hypermarkets."

"Albert Heijn, Giant-Carlisle and U.S. Foodservice showed an improved underlying performance in the third quarter," Anders Moberg continued. "Our results at Stop & Shop and Giant-Landover continue to reflect competitive pressure and integration issues. However, we are pleased to say that the integration of Stop & Shop, Giant-Landover and U.S. retail corporate functions into one business arena has been substantially completed."

"Overall, we've made good progress on our Road to Recovery in the third quarter," Anders Moberg concluded.


                                                      Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                                 The Netherlands
                                                      Phone:  +31 (0)75 659 5720
                                                        Fax:  +31 (0)75 659 8302
http://www.ahold.com

Summary Q3 2004

Lower net sales, mainly due to weaker U.S. dollar
In the third quarter of 2004, net sales amounted to EUR 12.0 billion, a decrease of 8.3% compared to the same period in 2003. Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact decreased by 2.8%. Net sales growth excluding currency impact and the impact of divestments was 0.8% in the third quarter.

Operating loss impacted by exceptional loss related to the purchase of additional shares in ICA AB, impairment charges and an addition to the loss reserve for self-insurance
We recorded an operating loss of EUR 37 million in the third quarter of 2004 (Q3 2003: operating income EUR 34 million). At U.S. retail, operating income was lower compared to the third quarter of 2003, due to higher self-insurance costs, higher impairments of tangible and intangible fixed assets, intensive competition and the integration activities. Our European retail operations recorded a lower operating income, due to a write-off of capitalized commercial expenses at Schuitema and impairments of tangible and intangible fixed assets. U.S. Foodservice made important strides on its recovery initiatives. This resulted in a significant decline in the operating loss due to higher net sales in U.S. dollars and higher margins compared to the third quarter of 2003.

Our third-quarter 2004 results were negatively impacted by the following items:
- impairments of tangible and intangible fixed assets of EUR 87 million (Q3 2003: EUR 52 million)
- an exceptional loss of EUR 87 million related to the ICA AB share transactions, as announced on October 25, 2004
- an addition to the loss reserve for self-insurance for our U.S. operations amounting to EUR 43 million
- EUR 43 million impairment charge in respect of a loan to Luis Paez, our Spanish joint venture.

Net loss increased, despite lower net interest expenses
In the third quarter of 2004, we recorded a net loss of EUR 166 million (Q3 2003: net loss EUR 100 million). Net interest expenses were EUR 53 million lower in the third quarter of 2004 than in the comparable quarter of 2003. This was primarily due to the early repayment of debt in the second quarter of 2004 and during 2003.

Net debt slightly increased
Net debt increased slightly from EUR 7.4 billion at the end of the second quarter of 2004 to EUR 7.5 billion at the end of the third quarter of 2004, primarily as a result of the repurchase of certain properties in previously sold leveraged lease transactions and accounting treatment of capitalized lease commitments in the U.S. retail operations.

Net cash flow
The net cash flow from operating activities increased from EUR 195 million in the third quarter of 2003 to EUR 396 million in the third quarter of this year. In the third quarter of 2004 a cash flow before financing activities of EUR 55 million was reported (Q3 2003: EUR 181 million), mainly due to a lower cash flow from divestments.

Ahold reiterates its outlook for 2004: a year of transition
This is a year focused on continued efforts to strengthen the organization, and restructure and integrate the businesses in order to build a solid platform for future growth and profitability. Management remains focused on achieving our previously announced Road to Recovery performance objectives by the end of 2005 and beyond.

We continue to strengthen and improve our internal controls and corporate governance, as well as solidify compliance with the regulatory environment in 2004. All of these changes are important cornerstones of our Road to Recovery program. They have required and will continue to require considerable resources and effort from our operations and corporate office in 2004.

Our retail operations, particularly in the U.S., continue to face increased competition and promotional activity. Operating income before impairment and amortization of goodwill and exceptional items in U.S. dollars at U.S. Foodservice is expected to be positive for 2004 and exceed the level of 2002 no later than 2006.

Our operating expenses will continue to be impacted by costs related to legal proceedings and investigations. In addition, they will be impacted by initiatives underway to begin reporting under International Financial Reporting Standards and ongoing work to comply with the U.S. Sarbanes-Oxley Act.

As previously announced, the accumulated foreign currency adjustments ("CTA losses") related to certain divestments, of which a substantial portion was booked in the first quarter of 2004, will have a significant impact on net income for 2004. However, this will have no net impact on equity or cash.

Our divestment program is on track to be completed as planned by the end of 2005. Based on the current state of the processes underway, we currently expect to close the divestment of our operations in Spain later this year and also expect to announce an agreement on the sale of BI-LO/Bruno's later this year.

Ahold prepares its financial statements in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). All financial information in this press release is based on Dutch GAAP unless otherwise indicated.

This press release has been prepared using the same accounting principles as in the 2003 annual report, except for the change in accounting principles that is described under "Change in accounting principles" below.

This press release is available in English and Dutch. Should differences in interpretation arise, the English version prevails.

The figures reported in this press release are unaudited.

Ahold's reporting is based on 13 periods of 4 weeks. The fiscal year of Ahold's operations in Central Europe, Spain and South America corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

The following four non-GAAP financial measures appear in this press release:
1. operating income (loss) before impairment and amortization of goodwill and exceptional items
2. net sales excluding currency impact and the impact of divestments
3. income (loss) before impairment and amortization of goodwill and exceptional items before income taxes, and
4. the effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items.

For more information regarding these non-GAAP financial measures, see "Non-GAAP Financial Measures" below.

The results for the third quarter of 2003 and the first three quarters of 2003 presented in this press release have been adjusted to make them comparable to the results for the third quarter of 2004 and the first three quarters of 2004. For a discussion of these adjustments, see "Adjustments" below.

Ahold Q3 2004 Results

Summary statement of operations
-------------------------------------------------------------------------------------------------------------------
                                                      3rd Quarter                    First Three Quarters
x 1 million Euro                               2004      Change        2003       2004      Change      2003
                                                          in %                               in %
-------------------------------------------------------------------------------------------------------------------
Net sales                                    11,961       -8.3%     13,045     39,648        -8.5%    43,329


Operating income (loss) before impairment
and amortization of goodwill and exceptional
items                                            79      -57.1%        184        637       -29.1%       898

As % of net sales                               0.7%      -0.7%-pt     1.4%       1.6%       -0.5%-pt    2.1%

Operating income (loss)                         -37                     34        -13                    658

Net income (loss)                              -166      -66.0%       -100       -539     -4046.2%       -13
-------------------------------------------------------------------------------------------------------------------

Net sales

Net sales growth of 0.8% excluding currency impact and the impact of divestments In the third quarter of 2004, net sales amounted to EUR 12.0 billion, a decrease of 8.3% compared to the same period in 2003. Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact decreased by 2.8%. Additionally net sales were impacted by divestments. Net sales growth excluding currency impact and the impact of divestments was 0.8% in the third quarter.

Net sales at our U.S. retail operations were negatively impacted by integration activities and the related allocation of resources to the integration of Stop & Shop, Giant-Landover and U.S. retail corporate functions into one business arena. They were also impacted by strong competitive promotional activity, and incremental increases in square footage by competitors during 2004. The integration was substantially completed at the end of the third quarter of 2004. Most of our European retail operations achieved healthy net sales growth resulting in an overall net sales growth of 1.3% compared to the third quarter last year.

Net sales at U.S. Foodservice increased in U.S. dollars by 2.9% compared to the same quarter last year. This was mainly due to food price inflation that was partly offset by the negative impact of hurricanes in the southeastern U.S. and national account customer rationalization.

Net sales in the first three quarters of 2004 amounted to EUR 39.6 billion, a decline of 8.5% compared to the same period last year (2003: EUR 43.3 billion) mainly as a result of a weaker U.S. dollar. Net sales growth excluding currency impact and the impact of divestments was 1.7% in the first three quarters of 2004.

Operating income

Operating income before impairment and amortization of goodwill and exceptional items
Operating income before impairment and amortization of goodwill and exceptional items in the third quarter of 2004 amounted to EUR 79 million (Q3 2003: EUR 184 million). Our third quarter results were negatively impacted by the following items:

- We recorded EUR 87 million of impairment charges for tangible and intangible fixed assets, as a result of quarterly testing, where we in accordance with applicable GAAP, use individual stores as cash generating units (Annex G)

- We recorded a charge of EUR 43 million (USD 54 million) as a result of increasing the loss reserves in connection with our self-insurance program for our U.S. operations. We manage our operational insurance risk in the U.S. by purchasing coverage through a captive insurance arrangement for fleet, general liability and workers compensation. During the third quarter of 2004, we re-evaluated the adequacy of the current loss reserves. Due to adverse claim development we decided to increase loss reserves. Related costs were allocated to our U.S. retail operations, U.S. Foodservice and Corporate

- We recorded a EUR 43 million impairment charge in respect of a loan to Luis Paez, our Spanish joint venture. Luis Paez is a sherry production company jointly owned by the Medina Group and Ahold, which is managed separately from our retail business in Spain (Annex G)

Besides the impairments of tangible and intangible fixed assets and self-insurance costs described above, operating income before impairment and amortization of goodwill and exceptional items at the Stop & Shop/Giant-Landover Arena was affected by weaker net sales. This was due to integration activities and increased promotional activities and incremental increases in square footage by competitors during 2004. At the end of the third quarter the integration of Stop & Shop, Giant-Landover and U.S. retail corporate functions into one business arena was substantially completed.

Excluding the impairment charges of tangible and intangible fixed assets and self-insurance costs described above, operating income before impairment and amortization of goodwill and exceptional items at the Giant-Carlisle/Tops Arena improved significantly compared to the third quarter of 2003.

Operating income before impairment and amortization of goodwill and exceptional items at our European retail operations decreased, mainly due to impairments of tangible and intangible fixed assets and a write-off of capitalized commercial expenses at Schuitema. At our Albert Heijn Arena and Central Europe Arena operating income before impairment and amortization of goodwill and exceptional items (but excluding the impact of impairments of tangible and intangible fixed assets) were better than in the third quarter of 2003.

U.S. Foodservice showed significantly improved operating income before impairment and amortization of goodwill and exceptional items, due to higher net sales in U.S. dollars, higher margins as a result of the national account customer rationalization program and higher purchasing income from suppliers as a result of improved relationships with suppliers.

Operating income before impairment and amortization of goodwill and exceptional items for the first three quarters of 2004 decreased by 29.1% compared to the same period last year, partly impacted by the lower U.S. dollar exchange rate.

Operating income
An operating loss of EUR 37 million was recorded in the third quarter of 2004 (Q3 2003: operating income EUR 34 million). This reflects the exceptional loss of EUR 87 million which was incurred in connection with the purchase of additional shares in ICA AB, as announced on October 25, 2004.

In the first three quarters of 2004 we recorded an operating loss of EUR 13 million (first three quarters of 2003 operating income: EUR 658 million), primarily as a result of the exceptional losses of EUR 443 million related to the divestments in the first quarter of 2004 of Bompreco in Brazil and the operations in Thailand and the EUR 87 million related to the purchase of additional shares in ICA AB.

Goodwill amortization
Goodwill amortization in the third quarter of 2004 amounted to EUR 36 million compared to EUR 40 million in the same period last year.

Exceptional items
In the third quarter of 2004, we recorded an exceptional loss of EUR 87 million related to the ICA AB share transactions, as announced on October 25, 2004. Further, we recorded additional proceeds of EUR 7 million in the third quarter of 2004, related to the sale of Bompreco in March 2004. In the third quarter of 2003, we recorded exceptional losses of EUR 110 million related to the divestment of a number of foreign subsidiaries, principally the Chilean activities.

In addition to the EUR 87 million related to the purchase of additional shares in ICA AB, the exceptional losses of EUR 443 million in the first three quarters related to the divestments of Bompreco and our operations in Thailand. Of these exceptional losses, EUR 322 million related to accumulated foreign currency translation adjustments and EUR 213 million to the partial reversal of goodwill, both of which had previously been charged to shareholders' equity. These negative impacts were partly offset by a EUR 92 million gain representing the difference between the selling price and the book value of certain assets. See "Definitions" below.

Net income

We reported a net loss of EUR 166 million in the third quarter of 2004 compared to a net loss of EUR 100 million in the third quarter of 2003.

Net financial expense
-------------------------------------------------------------------------------------------------------------------
                                                      3rd Quarter                    First Three Quarters
x 1 million Euro                               2004      Change        2003       2004      Change      2003
                                                          in %                               in %
-------------------------------------------------------------------------------------------------------------------

Net interest                                   -168       24.0%       -221       -557        26.1%      -754
Gain (loss) on foreign exchange                   0                     -4          2       -87.5%        16
Other financial income and expense                0                      2          0                     -3
                                              ------                 ------     ------      ------     ------
Net financial expense                          -168       24.7%       -223       -555        25.1%      -741

-------------------------------------------------------------------------------------------------------------------

Net financial expense declined substantially
Our net financial expense for the third quarter of 2004 was EUR 168 million compared to EUR 223 million in the same period last year. Net interest expenses amounted to EUR 168 million in the third quarter, representing a decrease of 24.0% compared to the same period last year. The decline was primarily attributable to the net impact of lower costs of borrowing and substantially lower gross debt as a result of the repayment of convertible subordinated notes in September 2003 and convertible subordinated notes in the second quarter of 2004 and the replacement of a credit facility in December 2003. Further, net interest expenses were favorably impacted by a significantly higher cash balance.

Net financial expense for the first three quarters of 2004 amounted to EUR 555 million compared to EUR 741 million in the same period last year, mainly due to the factors described above in addition to the favorable impact of the lower U.S. dollar to Euro exchange rate on net interest expenses.

Tax information
-------------------------------------------------------------------------------------------------------------------
                                                         3rd Quarter                    First Three Quarters
x 1 million Euro                                  2004      Change        2003       2004      Change      2003
                                                             in %                               in %
-------------------------------------------------------------------------------------------------------------------
Income (loss) before impairment & amortization
of goodwill and exceptional items before
income taxes                                       -89     -128.2%        -39         82       -47.8%       157



Income taxes*                                       -2                      6        -84       -18.3%       -71

Effective tax rate*                               -2.2%     -17.6%-pt    15.4%     102.4%       57.2%-pt   45.2%

-------------------------------------------------------------------------------------------------------------------
*adjusted for goodwill impairment, goodwill amoritization and exceptional items

Income taxes
Our effective tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items, decreased to -2.2% in the third quarter of 2004 compared to 15.4% in the third quarter of 2003, mainly as a result of the impact of a different geographic mix of income and the consequence of divestments. An overview of our effective tax rate can be found in Annex C.

Share in income of joint ventures and equity investees
-------------------------------------------------------------------------------------------------------------------
                                                      3rd Quarter                    First Three Quarters
x 1 million Euro                               2004      Change        2003       2004      Change      2003
                                                          in %                               in %
-------------------------------------------------------------------------------------------------------------------
Share in income (loss)
   European joint ventures                       29      -65.9%         85         92       -30.8%       133
   Paiz Ahold, South America                      2      -33.3%          3          8        14.3%         7
   Others                                        -1        0.0%         -1         -2         0.0%        -2
                                              -----                  -----      -----                  -----
   Total share in income (loss) of joint
   ventures and equity investees                 30      -65.5%         87         98       -29.0%       138

-------------------------------------------------------------------------------------------------------------------

Share in income of joint ventures and equity investees
Share in income of joint ventures and equity investees in the third quarter of 2004 decreased as a result of a large sale and leaseback transaction of warehouses by ICA in the third quarter of 2003. JMR in Portugal improved operational results as a result of a cost cutting program.

US GAAP

The reconciliation of net income (loss) between Dutch GAAP and US GAAP for the first three quarters of 2004 and 2003 can be found in Annex E.

US GAAP result
For the first three quarters of 2004 we recorded a net loss of EUR 199 million, compared to a net loss of EUR 216 million for the first three quarters of 2003.

US GAAP reconciliation

Impairments of assets held for sale
The US GAAP guidance for impairment analysis of assets held for sale differs from Dutch GAAP, particularly the inclusion of currency translation adjustments. This led to differences in impairment. For the first three quarters of 2004 this led to a reconciling item of EUR 218 million (2003: EUR 9 million).

Divestments
The divestments of Bompreco and the operations in Thailand resulted in a reconciling item of EUR 449 million under US GAAP for the first three quarters of 2004, which is caused by differences between Dutch GAAP and US GAAP in the carrying values of the divestments, goodwill reversals previously charged to shareholders' equity under Dutch GAAP and the reversal of cumulative translation adjustments.

ICA put option
On October 11, 2004, the Swedish arbitration tribunal decided on the premium of the ICA put option. On October 25, 2004, we agreed with Canica AS the purchase price for Canica's 20% interest in ICA AB. We consider these adjusting events after the balance sheet date and have used this information in determining the liability for the ICA put option. Under Dutch GAAP the ICA put option settlement was considered an onerous contract. The reconciling item for the first three quarters of 2004 reflects the difference between the increase in the liability under US GAAP and the EUR 87 million loss under Dutch GAAP.

Balance sheet
---------------------------------------------------------------------------------------------------
x 1 million Euro                                   October 3, 2004        Change     July 11, 2004
(except share data)
---------------------------------------------------------------------------------------------------
Balance sheet total                                         22,300          189            22,111

Shareholders' equity                                         4,828         -166             4,994

Net debt                                                     7,465          113             7,352

Common shares outstanding (mln)                              1,553            0             1,553

---------------------------------------------------------------------------------------------------

Balance sheet total increased
As of the end of the third quarter of 2004 the balance sheet total amounted to EUR 22.3 billion, an increase of EUR 189 million compared to the balance sheet total at the end of the second quarter of 2004. This increase primarily resulted from our repurchase of certain properties in previously sold leveraged lease transactions and accounting treatment of capitalized lease commitments in the U.S. retail operations. Details related to the balance sheet are outlined in Annex A.

Shareholders' equity
In the third quarter of 2004 shareholders' equity decreased EUR 166 million as a result of a net loss in the third quarter of 2004. Details related to changes in shareholders' equity are outlined in Annex D.

Net debt
----------------------------------------------------------------------------------------------
x 1 million Euro                                   October 3, 2004             July 11, 2004
----------------------------------------------------------------------------------------------
Subordinated loans                                             91                         91
Bonds, mortgages & other debt                               5,292                      5,285
                                                         --------                   --------
Loans                                                       5,383                      5,376
Financial lease commitments                                 2,309                      2,239
                                                         --------                   --------
Total long-term debt                                        7,692                      7,615

Current portion of long-term debt and short-term loans      2,241                      2,191
                                                         --------                   --------
Gross debt                                                  9,933                      9,806


Cash and cash investments*                                 -2,468                     -2,454
                                                         --------                   --------
Net debt                                                    7,465                      7,352

----------------------------------------------------------------------------------------------
*  excludes cash on hand. Cash and cash investments + cash on hand = cash and cash equivalents peresented in the balance sheet

Net debt slightly increased
Net debt slightly increased from EUR 7.4 billion at the end of the second quarter of 2004 to EUR 7.5 billion at the end of the third quarter of 2004, primarily as a result of the repurchase of certain properties in previously sold leveraged lease transactions and accounting treatment of capitalized lease commitments in the U.S. retail operations. The increase in the current portion of long-term debt was further impacted by the reclassification in the third quarter of a CZK 3,000 million (EUR 95 million) note maturing September 14, 2005. The effect of exchange rate changes on net debt was negligible, as the U.S. dollar exchange rate remained substantially unchanged compared to the end of the second quarter of 2004.


Cash flow
-------------------------------------------------------------------------------------------------------------------
                                                     3rd Quarter                   First Three Quarters
x 1 million Euro                               2004     Change        2003       2004     Change        2003
-------------------------------------------------------------------------------------------------------------------
Net cash from operating activities              396       201          195        821      -50           871
Net cash from investing activities             -341     -327          -14       -287       28          -315
                                            -------                -------    -------                -------
Net cash before financing activities             55      -126          181        534      -22           556

Net cash from financing activities              -44       985       -1,029     -1,040     -486          -554

Net change in cash and cash equivalents          11       859         -848       -506     -508             2

-------------------------------------------------------------------------------------------------------------------

Cash flow
The net cash flow from operating activities increased from EUR 195 million in the third quarter of 2003 to EUR 396 million in the third quarter of this year. In the third quarter of 2004 a cash flow before financing activities of EUR 55 million was reported (Q3 2003: EUR 181 million), mainly due to a lower cash flow from divestments.

Operational information

U.S. Retail
-------------------------------------------------------------------------------------------------------------------
                                                     3rd Quarter                    First Three Quarters
x 1 million                                    2004     Change        2003       2004     Change        2003
                                                         in %                             in %
--------------------------------------------------------------------------------------------------------------------
Net sales
    Net sales in USD                          6,027      -2.3%       6,172     20,473     -1.0%       20,689
    Net sales in EUR                          4,931     -10.0%       5,481     16,703    -10.3%       18,612

Operating income before impairment and
amortization of goodwill and exceptional
items
    Total in USD                                116     -53.8%         251        774    -28.2%        1,078
    Total in EUR                                 95     -57.4%         223        631    -35.0%          971

As % of net sales                               1.9%     -2.2%-pt      4.1%       3.8%    -1.4%-pt       5.2%

Operating income
    Total in USD                                114     -53.8%         247        766    -28.2%        1,067
    Total in EUR                                 93     -57.5%         219        623    -35.1%          960

Results at U.S. retail impacted by an addition to the loss reserve for self-insurance, higher impairments of tangible and intangible fixed assets, increased competitive pressure and integration activities
Net sales in U.S. dollars at our U.S. retail operations decreased by 2.3% compared to the same period last year. Excluding the impact of divestments, net sales in U.S. dollars declined by 0.8% in the third quarter. (Note that net sales at our U.S. retail operations were USD 62 million lower than stated in the Q3 trading statement published on October 21, 2004, resulting from a final adjustment at the Giant-Carlisle/Tops Arena.)

Operating income before impairment and amortization of goodwill and exceptional items for U.S. retail decreased to USD 116 million compared to USD 251 million in the same period last year.
An addition to the loss reserve for self-insurance for our U.S. operations, of which USD 62 million was allocated to U.S. retail, and higher impairments of tangible and intangible fixed assets of USD 47 million (Q3 2003: USD 23 million), had a significant negative effect on operating income before impairment and amortization of goodwill and exceptional items in the third quarter of 2004. At the end of the third quarter the integration of Stop & Shop, Giant-Landover and U.S. retail corporate functions into one business arena was substantially completed, with USD 10 million of related costs incurred in the third quarter.

Further, in the third quarter of 2004 a USD 3 million loss on the sale of tangible fixed assets was recorded, compared to a gain of USD 4 million in the third quarter of 2003.

Operating income before impairment and amortization of goodwill and exceptional items was also impacted in the third quarter of 2004 by the integration activities and promotional activity by competitors in most of the markets in which we operate.

In our Stop & Shop/Giant-Landover Arena, operating income before impairment and amortization of goodwill and exceptional items was affected by weaker net sales due to the allocation of resources to integration activities and increased promotional activity and incremental increases in square footage by competitors during 2004. Further, net sales at

Stop & Shop were impacted by supply chain issues relating to the commencement of operations at the new Freetown distribution facility. Net sales at Giant-Landover were negatively impacted by the integration activities, particularly in the area of supply chain management, which also had a negative impact on operating income before impairment and amortization of goodwill and exceptional items.

In our Giant-Carlisle/Tops Arena operating income before impairment and amortization of goodwill and exceptional items was slightly lower as compared to the third quarter of 2003. This resulted from higher impairments for tangible and intangible fixed assets and higher self-insurance costs. Net sales remained strong at Giant-Carlisle, mainly as a result of continued successful customer relationship marketing leading to increased net sales per customer, which impacted operating income before impairment and amortization of goodwill and exceptional items positively.

Operating income before impairment and amortization of goodwill and exceptional items in our BI-LO/Bruno's Arena declined compared to the same quarter last year, mainly as a result of lower leverage of fixed costs over net sales.

During the first three quarters of 2004 net sales amounted to USD 20.5 billion (2003: USD 20.7 billion). Net sales growth excluding the impact from divestments in U.S. dollars amounted to 0.5%.
Operating income before impairment and amortization of goodwill and exceptional items was negatively impacted by promotional activity and incremental increases in square footage of competitors in 2004, impairment charges, increased health and welfare costs, integration costs, an addition to the loss reserve for self-insurance, and lower gains on the sale of tangible fixed assets.

Europe Retail
-------------------------------------------------------------------------------------------------------------------
                                                      3rd Quarter                   First Three Quarters
x 1 million Euro                               2004     Change        2003       2004     Change        2003
                                                         in %                             in %
--------------------------------------------------------------------------------------------------------------------

Net sales
    Total                                     3,045       1.3%       3,005      9,794      0.0%        9,793


Operating income before impairment and
amortization of goodwill and exceptional
items
    Total                                        58     -23.7%          76        202     -0.5%          203


As % of net sales                               1.9%     -0.6%-pt      2.5%       2.1%      -            2.1%


Operating income
    Total                                        52     -26.8%          71        184     -1.6%          187

Improved operational performance offset by higher impairments for tangible and intangible fixed assets
In our European retail operations, net sales in the third quarter of 2004 amounted to EUR 3.0 billion (Q3 2003: EUR 3.0 billion). Excluding currency impact and the impact of divestments, net sales growth was 1.1% compared to the third quarter of last year.

Operating income before impairment and amortization of goodwill and exceptional items for our European retail operations decreased in the third quarter of 2004 to EUR 58 million compared to EUR 76 million in the same period of last year, mainly impacted by impairments of tangible and intangible fixed assets of EUR 39 million (Q3 2003: EUR 15 million) and a write-off of capitalized commercial expenses at Schuitema. Further, in the third quarter of 2004 a EUR 7 million gain on the sale of tangible fixed assets was recorded, compared to a gain of EUR 19 million in the third quarter of 2003.

Excluding the effect of a restructuring charge in the third quarter of 2003 our Albert Heijn Arena realized higher gross profit and operating income before impairment and amortization of goodwill and exceptional items compared to the same quarter of last year. In the third quarter of 2004, Albert Heijn continued its price repositioning in the Dutch market. This overall price repositioning, including a complete redesign and repositioning of the private label portfolio, resulted in substantial volume and net sales growth versus last year. This growth, in combination with tight cost control, resulted in an improved performance.

At Schuitema, operating income before impairment and amortization of goodwill and exceptional items was lower compared to the same quarter last year, due to a write-off of capitalized commercial expenses and impairments of tangible and intangible fixed assets.

Operating income before impairment and amortization of goodwill and exceptional items in the Central Europe Arena was negatively impacted by impairments of tangible and intangible fixed assets, particularly in Poland. Excluding this effect, our Central Europe Arena showed improved operating income before impairment and amortization of goodwill and exceptional items compared to the third quarter of 2003. The main contributors to this improved operational performance were reduced administrative expenses, as a result of combined back-office functions, and solid identical sales growth, partially due to a new pricing policy. These positive effects were partly offset by a lower average basket size, primarily resulting from intense competitive pressure.

We expect to close the divestment of our Spanish operations in the fourth quarter of 2004.

In the first three quarters of 2004, net sales for our European retail operations amounted to EUR 9.8 billion (2003: EUR 9.8 billion). Excluding currency impact, we achieved net sales growth of 0.3% compared to the same period last year.

Operating income before impairment and amortization of goodwill and exceptional items in the first three quarters of 2004 decreased to EUR 202 million compared to EUR 203 million in the same period of last year.

Foodservice
------------------------------------------------------------------------------------------------------------------------------------
                                                               3rd Quarter                         First Three Quarters
x 1 million                                         2004         Change       2003           2004         Change         2003
                                                                   in%                                      in%
------------------------------------------------------------------------------------------------------------------------------------
Net sales
     U.S. Foodservice in USD                       4,384         2.9%        4,259         14,364         5.0%         13,685
     U.S. Foodservice in EUR                       3,587        -5.1%        3,781         11,722        -4.7%         12,303
     Europe Foodservice in EUR                       178        -5.8%          189            607        -5.5%            642
                                               ---------                ----------     ----------                  ----------
     Total in EUR                                  3,765        -5.2%        3,970         12,329        -4.8%         12,945


Operating income (loss) before impairment and
amoritization of goodwill and exceptional items
     U.S. Foodservice in USD                          16                       -44             24                         -95
     U.S. Foodservice in EUR                          12                       -39             20                         -90
     Europe Foodservice in EUR                        0                        -3              3         0.0%              3
                                               ---------                ----------     ----------                  ----------
     Total in EUR                                     12                       -42             23                         -87


As % of net sales                                   0.3%         1.4%-pt     -1.1%           0.2%         0.9%-pt        -0.7%


Operating income (loss)
     U.S. Foodservice in USD                         -18        76.9%          -78            -88        57.7%           -208
     U.S. Foodservice in EUR                         -15        78.3%          -69            -71        62.8%           -191
     Europe Foodservice in EUR                         0                        -3              3         0.0%              3
                                               ---------                ----------     ----------                  ----------
     Total in EUR                                    -15        79.2%          -72            -68        63.8%           -188


U.S. Foodservice showed improved results
At U.S. Foodservice net sales in U.S. dollars increased 2.9% for the third quarter of 2004, compared to the same period last year. The increase was driven mainly by food price inflation that was partly offset by the negative impact of hurricanes in the southeastern U.S. and national account customer rationalization. Growth has slowed when compared with the second quarter of 2004, due to the exit from certain underperforming national account customer relationships in addition to a slowdown in food price inflation.

Operating income before impairment and amortization of goodwill and exceptional items at U.S. Foodservice in the third quarter of 2004 was USD 16 million, compared to a loss of USD 44 million in the same quarter last year. The improvement was primarily due to an increase in gross profit as a percentage of net sales resulting from improvements in supplier contracts as well as the effects of national account customer rationalization. An addition to the loss reserve for self-insurance for our U.S. operations, of which USD 14 million was allocated to U.S. Foodservice, had a negative effect on operating income before impairment and amortization of goodwill and exceptional items at U.S. Foodservice in the third quarter of 2004.

During the third quarter of 2004, U.S. Foodservice made further progress in implementing its key initiatives. These included: fortifying its governance and controls, renegotiating major supplier contracts, improving its customer mix, controlling operating expenses and improving working capital. In the area of governance and controls, U.S. Foodservice provided ethics training to over 28,000 of its associates during the third quarter of 2004.

In the first three quarters of 2004, U.S. Foodservice achieved net sales growth in U.S. dollars of 5.0% compared to the first three quarters of 2003. This increase was primarily due to food price inflation. Operating income before impairment and amortization of goodwill and exceptional items during the first three quarters of 2004 was USD 24 million compared to a loss of USD 95 million during the same period of 2003. This improvement was due to both an increased gross profit as a percentage of net sales and to a decrease in operating expenses as a percentage of net sales.

Europe Foodservice
On September 23, 2004, we announced that we intend to sell Deli XL, our Benelux foodservice unit.

Other Business Areas
------------------------------------------------------------------------------------------------------------------------------------
                                                               3rd Quarter                         First Three Quarters
x 1 million Euro                                    2004         Change       2003           2004         Change         2003
                                                                   in%                                      in%
------------------------------------------------------------------------------------------------------------------------------------
Net sales
     South America                                   220       -56.9%          511            771        -54.6%        1,700
     Asia                                              0                        78             51        -81.7%          279
     Corporate                                         0                         0              0                           0
                                               ---------                ----------     ----------                  ----------
     Total                                           220       -62.6%          589            822        -58.5%         1,979


Operating income (loss) before impairment
and amoritization of goodwill and exceptional
items
     South America                                   -10        44.4%          -18            -24          7.7%           -26
     Asia                                              0                       -14              0                         -35
     Corporate                                       -76       -85.4%          -41           -195        -52.3%          -128
                                               ---------                ----------     ----------                  ----------
     Total                                           -86       -17.8%          -73           -219        -15.9%          -189


As % of net sales                                 -39.1%       -26.7%-pt    -12.4%         -26.6%        -17%-pt        -9.6%


Operating income (loss)
     South America                                    -2        98.0%         -102           -450       -305.4%          -111
     Asia                                              0                       -41            -18         71.0%           -62
     Corporate                                      -165      -302.4%          -41           -284       -121.9%          -128
                                               ---------                ----------     ----------                  ----------
     Total                                          -167         9.2%         -184           -752       -149.8%          -301


South America
In South America, net sales in the third quarter of 2004 amounted to EUR 220 million (Q3 2003: EUR 511 million), down 56.9% compared to the same period last year, mainly due to the divestment of Bompreco in Brazil in the first quarter of 2004 and Santa Isabel in Chile, Peru and Paraguay in the second half of 2003. Operating loss before impairment and amortization of goodwill and exceptional items amounted to EUR 10 million in the third quarter of 2004 compared to a loss of EUR 18 million in the same period last year.

Corporate
Operating loss at Corporate amounted to EUR 165 million in the third quarter of 2004, compared to a loss of EUR 41 million in the third quarter of 2003. This increase was caused by the EUR 87 million exceptional loss related to the purchase of additional shares in ICA AB and a EUR 43 million impairment charge in respect of a loan to Luis Paez, our Spanish joint venture.

In the first three quarters of 2004 the operating loss at Corporate amounted to EUR 284 million, compared to an operating loss of EUR 128 million in the first three quarters of 2003. Besides the charges described above, operating loss at Corporate in the first three quarters of 2004 was, among other things, negatively impacted by the costs related to the settlement with AIG, one of our insurance carriers.

The Corporate segment also includes the costs related to the implementation of the International Financial Reporting Standards ("IFRS") and the costs related to attaining compliance with the Sarbanes-Oxley Act. Furthermore, it includes the Business Support Organization, which is responsible for harmonizing back-office processes and systems as part of the Road to Recovery strategy.

As required under EU regulations, we will prepare consolidated financial statements in compliance with IFRS as of the fiscal year 2005. The application of IFRS is expected to have a significant impact on our reported consolidated financial position and consolidated results. The preparation of our consolidated comparative figures for 2004 from Dutch GAAP to IFRS is in progress.

Annexes

ANNEX A   Consolidated Statements of Operations
          Consolidated Balance Sheets
          Consolidated Statements of Cash Flows


ANNEX B Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items

ANNEX C   Overview of effective tax rate*

ANNEX D   Shareholders' equity

ANNEX E   US GAAP reconciliation

ANNEX F   Quarterly net sales and trends per region

ANNEX G   Impairment of long-lived assets

ANNEX H   Gains on the sale of tangible fixed assets

Definitions

o  Identical net sales compare net sales from exactly the same stores.

o Currency impact: the impact using different exchange rates to translate the financial figures of Ahold's subsidiaries to Euros. For comparison reasons the financial figures of the previous year are adjusted using the actual exchange rates in order to eliminate this currency impact.

o Impact of divestments: the impact on the financial figures of divested operations. The financial figures from divested operations are excluded from prior year's financial figures.

o CTA losses (currency translation adjustments) and reversal of goodwill as a result of divestments: upon the divestment of some foreign operations, Ahold is required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders' equity. This loss on divestments has no impact on the overall level of shareholders' equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in shareholders' equity. When these exchange rate differences are realized, which occurs upon the sale of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations as part of the gain or loss on the sale. Also goodwill previously deducted directly from shareholders' equity upon acquisition has to be reclassified pro rata to the statement of operations if sold within six years of the initial acquisition.

Non-GAAP Financial Measures
In certain instances, results presented in this press release either exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies, which Ahold's management believes provides a better insight into the operating performance of foreign subsidiaries. For more information regarding the non-GAAP financial measure 'excluding currency impact', see "Definitions" below.
In addition, in certain instances, operating income for Ahold's business segments is presented excluding the impact of the impairment and amortization of goodwill and exceptional items. Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Annex B.

The press release also includes three other non-GAAP financial measures:
1.   net sales excluding currency impact and the impact of divestments
2. income (loss) before impairment and amortization of goodwill and exceptional items before income taxes, and
3. the effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items.

A reconciliation of the non-GAAP financial measure of income taxes excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items to the Dutch GAAP measure of income taxes, as well as management's explanation for the use of this measure, are set forth in Annex C.

In this press release net cash flow before financing activities refers to the sum of net cash from operating activities and net cash from investing activities.

Change in accounting principles
Under Dutch GAAP we changed our accounting principles consistent with changes in RJ214 effective January 1, 2004. We have now consolidated the Alliant Master Trust, one of U.S. Foodservice's securitization programs that was previously accounted for on an off-balance sheet basis. As a result of this we now include additional accounts receivable of USD 300 million in our trade accounts receivable and the associated liability as short term debt as at year-end 2003 and at the end of the first, second and third quarters 2004. The Alliant Master Trust remains unconsolidated under US GAAP.

Adjustments
The results for Q3 2003 presented in this press release have been adjusted to make them comparable to the results for Q3 2004. These adjustments to the Q3 2003 results relate to accounting for vendor allowances, and reflect the following:

In the fourth quarter of 2003 Ahold adopted EITF 02-16 "Accounting by a Customer (including a Reseller) for certain Consideration Received from a Vendor"("EITF 02-16"). As the adoption of EITF 02-16 in the fourth quarter of 2003 includes the effect of EITF 02-16 from December 30, 2003, Ahold adjusted the results for Q3 2003 for the portion of the effect that related to Q3 2003, which resulted in an EUR 2 million lower net loss for Q3 2003 (than as previously announced).

During the second quarter of 2004, Ahold changed the organizational and managerial responsibilities of the companies reported in the Other Business segment (including the separately managed Real Estate companies and Ahold Coffee Company). Beginning in the second quarter of 2004, the managerial responsibilities of these companies were transferred to the management of the relevant retail companies. The consequence is that what was the Other Business segment now represents the Group support activities at the Corporate level and is in this press release referred to as "Corporate". The reported net sales, operating income before impairment and amortization of goodwill and exceptional items and operating income figures for the third quarter of 2003 and the first three quarters of 2003 therefore have been reconciled. A full reconciliation is expected to be posted Ahold's website (www.ahold.com).

Ahold Corporate Communications:  +31.75.659.5720

Editors' note
The company will host an analyst conference call today, November 24, 2004 at
2.00 p.m. CET. Journalists are invited to listen in to the call. The call can also be followed through the Ahold website (www.ahold.com).
If you have not received the dial-in number, please contact Corporate Communications.

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements relating to Ahold's future growth and profitability, statements relating to the achievement, timing, scope and progress of Ahold's Road to Recovery program and the related performance objectives and expectations as to the resources needed for such program, expectations as to U.S. Foodservice's future level of operating income, expectations as to the impact on operating expenses of the costs related to legal proceedings and investigations and the costs related to achieving regulatory compliance and complying with accounting standards, statements regarding the impact of certain divestments on Ahold's net income and on equity or cash, expectations as to the timing, scope, progress and impact of Ahold's future divestments and Ahold's ability to reach agreement for the divestments on terms that are acceptable to Ahold, and statements regarding the timing and impact of complying with IFRS requirements on Ahold's financial position and results. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the effect of general economic conditions, competition in the markets in which Ahold and Ahold's subsidiaries and joint ventures operate, fluctuations in exchange rates, the results of and costs relating to legal proceedings and investigations, the ability of Ahold to implement successfully its strategy, delays in obtaining local anti-trust approvals, the inability to address, or delays in addressing, legal obstacles to the consummation of the expected divestments, the actions of governments, law enforcement agencies, and the inability to satisfy, or delays in satisfying, other closing conditions to the expected divestments, difficulties in complying with new regulations and accounting standards and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------

Annex A

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------
                                                               3rd Quarter                         First Three Quarters
x 1 million Euro                                    2004         Change       2003           2004         Change         2003
                                                                   in%                                      in%
------------------------------------------------------------------------------------------------------------------------------------
Net sales
     U.S. Retail                                   4,931       -10.0%        5,481         16,703       -10.3%         18,612
     Europe Retail                                 3,045         1.3%        3,005          9,794         0.0%          9,793
     Foodservice                                   3,765        -5.2%        3,970         12,329        -4.8%         12,945
     Other business areas                            220       -62.6%          589            822       -58.5%          1,979
                                               ---------                ----------     ----------                  ----------
Total                                             11,961        -8.3%       13,045         39,648        -8.5%         43,329


Operating income (loss) before impairment
and amortization of goodwill and exceptional
items
     U.S. Retail                                      95       -57.4%          223            631       -35.0%            971
     Europe Retail                                    58       -23.7%           76            202        -0.5%            203
     Foodservice                                      12                       -42             23                         -87
     Other business areas                            -86       -17.8%          -73           -219       -15.9%           -189
                                               ---------                ----------     ----------                  ----------
Total                                                 79       -57.1%          184            637       -29.1%            898


     Goodwill amortization                           -36        10.0%          -40           -118         9.2%           -130
     Goodwill impairment                               0                         0             -2                           0


Exceptional loss                                     -80        27.3%         -110           -530      -381.8%           -110
Operating income (loss)                              -37                        34            -13                         658


Financial expense
     Net interest                                   -168        24.0%         -221           -557        26.1%           -754
     Gain (loss) on foreign exchange                   0                        -4              2       -87.5%             16
     Other financial income and expense                0                         2              0                          -3
                                               ---------                ----------     ----------                  ----------
Net financial expense                               -168        24.7%         -223           -555        25.1%           -741


Income (loss) before income taxes                   -205        -8.5%         -189           -568      -584.3%            -83
Income taxes                                           4       -69.2%           13            -65       -27.5%            -51
                                               ---------                ----------     ----------                  ----------
Income (loss) after income taxes                    -201       -14.2%         -176           -633      -372.4%           -134



Share in income of joint ventures and
equity investees                                      30       -65.5%           87             98       -29.0%            138
Minority interest                                      5                       -11             -4        76.5%            -17
                                               ---------                ----------     ----------                  ----------
Net income (loss)                                   -166       -66.0%         -100           -539     -4046.2%            -13


Dividends on cumulative preferred
financing shares                                     -10       -25.0%           -8            -34       -17.2%            -29
                                               ---------                ----------     ----------                  ----------
Net income (loss) after preferred dividends         -176       -63.0%         -108           -573     -1264.3%            -42


Net income (loss) after preferred dividends
per common share - basic (Euro)                    -0.11         0.0%        -0.11          -0.37      -825.0%          -0.04
Weighted average number of common shares
outstanding (x 1,000) - basic*                 1,553,386        54.3%    1,006,574      1,552,840        54.3%      1,006,427


Average USD exchange rate
1 USD=Euro                                        0.8182        -7.9%       0.8879         0.8158        -9.3%         0.8996

------------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                           October 3, 2004             July 11, 2004           December 28, 2003
x 1 million Euro
------------------------------------------------------------------------------------------------------------------------------------

ASSETS


Non-current assets
Intangible assets
     Goodwill                                                        2,326                       2,361                     2,431
     Other intangible assets                                           593                         615                       671
                                                             -------------              --------------             -------------
Total intangible assets                                              2,919                       2,976                     3,102

Tangible fixed assets                                                9,134                       8,943                     9,283


Financial assets
     Investment in joint ventures and equity investees                 883                         855                       850
     Deferred tax assets                                               509                         529                       507
     Other financial assets                                            510                         595                       655
                                                             -------------              --------------             -------------
Total financial assets                                               1,902                       1,979                     2,012


Total non-current assets                                            13,955                      13,898                    14,397


Current assets
     Inventories                                                     2,924                       2,877                     3,100
     Accounts receivable                                             2,458                       2,393                     2,611
     Other current assets                                              174                         166                       193
     Cash and cash equivalents                                       2,789                       2,777                     3,340
                                                             -------------              --------------             -------------
Total current asset                                                  8,345                       8,213                     9,244

TOTAL ASSETS                                                        22,300                      22,111                    23,641
                                                             -------------              --------------             -------------

------------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                           October 3, 2004             July 11, 2004           December 28, 2003
x 1 million Euro
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY


Shareholders' equity                                                 4,828                       4,994                     4,851


Minority interest                                                       69                          72                        71
                                                             -------------              --------------             -------------


Provisions
     Pensions and other retirement benefits                            648                         674                       665
     Deferred tax liability                                            476                         448                       471
     Restructuring provisions                                           81                          91                        82
     Other provisions                                                  792                         723                       728
                                                             -------------              --------------             -------------
Total provisions                                                     1,997                       1,936                     1,946


Non-current liabilities
     Loans                                                           5,383                       5,376                     6,602
     Financial lease commitments                                     2,309                       2,239                     2,166
     Other non-current liabilities                                     177                         185                       196
                                                             -------------              --------------             -------------
Total non-current liabilities                                        7,869                       7,800                     8,964


Current liabilities
     Loans payable                                                   2,241                       2,191                     1,969
     Accounts payable                                                3,422                       3,364                     3,914
     Other current liabilities                                       1,874                       1,754                     1,926
                                                             -------------              --------------             -------------
Total current liabilities                                            7,537                       7,309                     7,809

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          22,300                      22,111                    23,641
                                                             -------------              --------------             -------------

USD Exchange rate       1 USD = EURO                                0.8055                      0.8055                    0.8045

------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------

                                                                                3rd Quarter              First Three Quarters
                                                                             2004        2003            2004         2003
x1 million Euro
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) before income taxes                                          -205          -189             -568          -83
Adjustments for:
     Depreciation, amortization and impairments                             446           397            1,200        1,201
     Gain on disposal of tangible fixed assets                               -5           -24               -4          -50
     Exceptional items:
     Exceptional loss                                                        80           110              530          110
                                                                        -------       -------          -------      -------
OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL                       316           294            1,158        1,178


Changes in working capital:
     Accounts receivables                                                    77           -30              136          -52
     Other current assets                                                   -31           -30              -57           -4
     Inventory                                                              -45           -86              114          501
     Accounts payable                                                        56            82             -321         -533
     Current liabilities                                                     10            31             -143          -86
                                                                        -------       -------          -------      -------
TOTAL CHANGES IN WORKING CAPITAL                                             67           -33             -271         -174


     Change in other long term assets                                        26            19               35           47
     Change in other provisions                                              32           -12               76           -7
     Corporate income taxes paid                                            -36           -49             -170          -98
     Change in other long term liabilities                                   -9           -24               -7          -75
                                                                        -------       -------          -------      -------
NET CASH FROM OPERATING ACTIVITIES                                          396           195              821          871


CASH FLOWS FROM INVESTING ACTIVITIES:
     Investments in intangible assets                                       -26           -32              -85          -96
     Investments in tangible assets                                        -417          -257             -897         -805
     Divestments of tangible fixed and intangible assets                     74           195              212          455
     Acquisitions of group companies                                          0            -6              -10          -69
     Divestments of group companies                                           8            69              388           81
     Investments in joint ventures and equity investees                      -1            -1               -2          -14
     Income from joint ventures and equity investees                          1             2               57           83
     Proceeds from sale of joint ventures & equity investees                  1             3                5            5
     Change in loans receivable                                              19            13               45           45
                                                                        -------       -------          -------      -------
NET CASH FROM INVESTING ACTIVITIES                                         -341           -14             -287         -315


NET CASH BEFORE FINANCING ACTIVITIES                                         55           181              534          556


CASH FLOW FROM FINANCING ACTIVITIES:
     Change in long-term debt                                                61          -847             -914       -1,212
     Repayments of capital lease commitments                                -23           -28              -63          -54
     Change in short-term debt                                              -88          -154              -23          716
     Net proceeds from issuance of shares                                     5             0                6            1
     Dividend paid                                                            0             0              -38            0
     Change in minority interest                                              1             0               -8           -5
                                                                        -------       -------          -------      -------

NET CASH FROM FINANCING ACTIVITIES                                          -44        -1,029           -1,040         -554


NET CHANGE IN CASH AND CASH EQUIVALENTS                                      11          -848             -506            2
                                                                        -------       -------          -------      -------
Cash and cash equivalents at beginning of period                          2,777         1,752            3,340        1,002
Cash acquired in business acquisitions                                        0             0                0            1
Cash divested through sale of companies                                       0            -1              -13           -2
Effect of exchange rate differences on cash and cash equivalents              1           -27              -32         -127


CASH AND CASH EQUIVALENTS AT END OF PERIOD                                2,789           876            2,789          876
                                                                        -------       -------          -------      -------

------------------------------------------------------------------------------------------------------------------------------------
Note:  The interim cash flow statement of Q3 2003 has been adjusted for EITF 02-16.

Annex B

Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items
Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. Ahold believes that it is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional items, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

3rd Quarter 2004
------------------------------------------------------------------------------------------------------------------------------------
                  Business                                                                                   Operating income (loss)
                  segments                                Operating                                            before impairment and
                                                             income   Goodwill      Goodwill  Exceptional   amortization of goodwill
x1 million Euro                                              (loss) impairment  amortization        items      and exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                               USD                   114          0            -2            0                        116
U.S. Retail                               EUR                    93          0            -2            0                         95

Europe Retail                             EUR                    52          0            -6            0                         58

U.S. Foodservice                          USD                   -18          0           -34            0                         16
U.S. Foodservice                          EUR                   -15          0           -27            0                         12
Foodservice Europe                        EUR                     0          0             0            0                          0
                                                ------------------------------------------------------------------------------------
Total Foodservice                         EUR                   -15          0           -27            0                         12

South America                             EUR                    -2          0             1            7                        -10
Asia Pacific                              EUR                     0          0             0            0                          0
Corporate                                 EUR                  -165          0            -2          -87                        -76
                                                ------------------------------------------------------------------------------------
Total other business areas                EUR                  -167          0            -1          -80                        -86

Total                                     EUR                   -37          0           -36          -80                         79



3rd Quarter 2003
------------------------------------------------------------------------------------------------------------------------------------
                  Business                                                                                   Operating income (loss)
                  segments                                Operating                                            before impairment and
                                                             income    Goodwill      Goodwill  Exceptional  amortization of goodwill
x1 million Euro                                              (loss)  impairment  amortization        items     and exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                               USD                   247          0            -4            0                        251
U.S. Retail                               EUR                   219          0            -4            0                        223

Europe Retail                             EUR                    71          0            -7            2                         76

U.S. Foodservice                          USD                   -78          0           -34            0                        -44
U.S. Foodservice                          EUR                   -69          0           -30            0                        -39
Foodservice Europe                        EUR                    -3          0             0            0                         -3
                                                ------------------------------------------------------------------------------------
Total Foodservice                         EUR                   -72          0           -30            0                        -42

South America                             EUR                  -102          0             0          -84                        -18
Asia Pacific                              EUR                   -41          0             1          -28                        -14
Corporate                                 EUR                   -41          0             0            0                        -41
                                                ------------------------------------------------------------------------------------
Total other business areas                EUR                  -184          0             1         -112                        -73

Total                                     EUR                    34          0           -40         -110                        184


First Three Quarters 2004
------------------------------------------------------------------------------------------------------------------------------------
                  Business                                                                                   Operating income (loss)
                  segments                                Operating                                            before impairment and
                                                             income    Goodwill      Goodwill  Exceptional  amortization of goodwill
x1 million Euro                                              (loss)  impairment  amortization        items     and exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                             USD                   766          0            -8           0                        774
U.S. Retail                             EUR                   623          0            -8           0                        631

Europe Retail                           EUR                   184          0           -18           0                        202

U.S. Foodservice                        USD                   -88          0          -112           0                         24
U.S. Foodservice                        EUR                   -71          0           -91           0                         20
Foodservice Europe                      EUR                     3          0             0           0                          3
                                                ------------------------------------------------------------------------------------
Total Foodservice                       EUR                   -68          0           -91           0                         23

South America                           EUR                  -450         -2             1        -425                        -24
Asia Pacific                            EUR                   -18          0             0         -18                          0
Corporate                               EUR                  -284          0            -2         -87                       -195
                                                ------------------------------------------------------------------------------------
Total other business areas              EUR                  -752         -2            -1        -530                       -219

Total                                   EUR                   -13         -2          -118        -530                        637



First Three Quarters 2003
------------------------------------------------------------------------------------------------------------------------------------
                  Business                                                                                   Operating income (loss)
                  segments                                Operating                                            before impairment and
                                                             income    Goodwill      Goodwill  Exceptional  amortization of goodwill
x1 million Euro                                              (loss)  impairment  amortization        items     and exceptional items
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                               USD              1,067          0           -11           0                       1,078
U.S. Retail                               EUR                960          0           -11           0                         971

Europe Retail                             EUR                187          0           -18           2                         203

U.S. Foodservice                          USD               -208          0          -113           0                         -95
U.S. Foodservice                          EUR               -191          0          -101           0                         -90
Foodservice Europe                        EUR                  3          0             0           0                           3
                                                ------------------------------------------------------------------------------------
Total Foodservice                         EUR               -188          0          -101           0                         -87

South America                             EUR               -111          0            -1         -84                         -26
Asia Pacific                              EUR                -62          0             1         -28                         -35
Corporate                                 EUR               -128          0             0           0                        -128
                                                ------------------------------------------------------------------------------------
Total other business areas                EUR               -301          0             0        -112                        -189

Total                                     EUR                658          0          -130        -110                         898


Annex C


Reconciliation of effective tax rate*
------------------------------------------------------------------------------------------------------------------------------------
                                                                         3rd Quarter              First Three Quarters
                                                                   2004     Change      2003     2004      Change       2003
x 1 million Euro                                                              in%                            in%
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  -205      -8.5%      -189     -568     -584.3%        -83

Impairment & amortization of goodwill and exceptional items         116     -22.7%       150      650      170.8%        240
                                                                -------             --------  -------               --------
Income (loss) before impairment & amortization of goodwill and
exceptional items before income taxes                               -89    -128.2%       -39       82      -47.8%        157

Income taxes                                                          4     -69.2%        13      -65      -27.5%        -51

Taxes on impairment & amortization of goodwill and
exceptional items                                                    -6      14.3%        -7      -19        5.0%        -20
                                                                -------             --------  -------               --------
Income taxes before impairment & amortization of goodwill and
exceptional items                                                    -2                    6      -84      -18.3%        -71

Effective tax rate*                                               -2.2%     -17.6%-pt  15.4%   102.4%       57.2%-pt   45.2%
------------------------------------------------------------------------------------------------------------------------------------
*adjusted for goodwill impairment, goddwill amortization and exceptional items

Annex D


Shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  3rd Quarter
                                                                               October 3, 2004                  July 11, 2004
x1 million Euro
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity opening balance                                                     4,994                          5,107


     Issuance of preferred shares                                                            0                              0
     Issuance of common shares                                                               5                              0


     Net income (loss)                                                                    -166                             32
     Preferred dividend                                                                    -10                            -10
     Exercise of stock options                                                               1                              0
     Goodwill                                                                                0                              5
     Exchange rate differences and other changes                                             4                           -140

Shareholders' equity closing balance                                                     4,828                          4,994

Annex E


US GAAP Reconciliation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             First Three Quarters
                                                                                                 2004         2003
x1 million EUR
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Dutch GAAP                                                -539           -13


Items increasing (decreasing) net income (loss):
Recognition and amortization of goodwill                                                        118           130
Recognition and amortization of other intangible assets                                         -14           -15
Impairment of:
     Goodwill and other intangible assets                                                         0            -1
     Other long-lived assets                                                                     21             0
     Assets held for sale                                                                      -218            -9
Restructuring provisions                                                                        -15            31
Sale and leaseback of property                                                                   13           -26
Derivative instruments                                                                           34           -27
Valuation of ICA Put Option                                                                      17          -129
Divestments                                                                                     449            38
Other                                                                                            -7            -1
Income tax effects                                                                              -36           -27
Share in income (loss) of joint ventures and equity investees, net of tax                        11           -38
Minority interest impact on reconciling items                                                     1             0
Dividend on cumulative preferred financing shares                                               -34           -29
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) in accordance with US GAAP                                                       -199          -116
before cumulative effect of changes in accounting principles

Cumulative effect of changes in accounting principles for:
Accounting by a customer of certain consideration received
     from vendors, net of income tax expense of Euro ...                                          0          -100
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with US GAAP                                                   -199          -216
------------------------------------------------------------------------------------------------------------------------------------

Annex F


Quarterly net sales and trends per region
------------------------------------------------------------------------------------------------------------------------------------
                                                 Q3 - 2004                 Q2 - 2004           Q1 - 2004           Q4 - 2003
x 1 million                                      (12 weeks)                (12 weeks)          (12 weeks)          (12 weeks)
------------------------------------------------------------------------------------------------------------------------------------


Royal Ahold                       EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                         11,961                   12,317              15,370                   12,739
Net sales growth (%)                               -8.3%                    -4.9%              -11.3%                   -10.9%
Number of stores                                   4,989                    4,992               5,011                    5,066
------------------------------------------------------------------------------------------------------------------------------------


US Retail                         USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                          6,027                    6,262               8,184                    6,265
Net sales growth (%)                               -2.3%                     0.5%               -1.2%                     0.8%
Number of stores                                   1,481                    1,473               1,491                    1,489
------------------------------------------------------------------------------------------------------------------------------------


U.S. Foodservice                  USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                          4,384                    4,438               5,542                    4,152
Net sales growth (%)                                2.9%                     7.5%                4.6%                     6.0%

------------------------------------------------------------------------------------------------------------------------------------


Europe Retail                     EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                          3,045                    3,056               3,692                    3,189
Net sales growth (%)                                1.3%                     0.0%               -1.1%                    -0.5%
Number of stores                                   3,122                    3,132               3,133                    3,144
------------------------------------------------------------------------------------------------------------------------------------


Europe Foodservice                EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                            178                      191                 240                      197
Net sales growth (%)                               -5.8%                    -2.1%               -6.6%                    -5.3%

------------------------------------------------------------------------------------------------------------------------------------


South America                     EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                            220                      214                 337                      519
Net sales growth (%)                              -56.9%                   -64.9%              -41.9%                   -19.8%
Number of stores                                     386                      387                 387                      386
------------------------------------------------------------------------------------------------------------------------------------


Asia Pacific                      EUR
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                              0                        0                  51                       85
Net sales growth (%)                                                                           -53.2%                   -28.0%
Number of stores                                       0                        0                   0                       47
------------------------------------------------------------------------------------------------------------------------------------

Annex G

Note that the EUR 43 million under Corporate in the third quarter of 2004 is related to impairment of a loan to Luis Paez, our Spanish joint venture. The remaining EUR 87 million related to impairments of tangible and intangible fixed assets, as explained above.

Impairment of long-lived assets*
-----------------------------------------------------------------------------------------------------------
                                                        3rd Quarter                  First Three Quarters
x 1 million Euro                                    2004            2003             2004            2003
------------------------------------------------------------------------------------------------------------
U.S. Retail                   USD                    -47             -23             -76             -23
U.S. Retail                   EUR                    -38             -20             -62             -20

Europe Retail                 EUR                    -39             -15             -44             -15

U.S. Foodservice              USD                      0               0               0               0
U.S. Foodservice              EUR                      0               0               0               0
Foodservice Europe            EUR                      0               0               0               0
                                                ---------      ----------       ----------      ----------
Total Foodservice             EUR                      0               0               0               0

South America                 EUR                    -10             -17             -26             -17
Asia Pacific                  EUR                      0               0               0               0
Corporate                     EUR                    -43               0             -43               0
                                                ---------      ----------       ----------      ----------
Total other business areas    EUR                    -53             -17             -69             -17


Total                         EUR                   -130             -52            -175             -52
------------------------------------------------------------------------------------------------------------
Note:  *excluding goodwill and other intangibles with indefinite lives

Annex H


Gains on sale of tangible fixed assets
------------------------------------------------------------------------------------------------------------
                                                        3rd Quarter                  First Three Quarters
x 1 million Euro                                    2004            2003             2004            2003
------------------------------------------------------------------------------------------------------------
U.S. Retail                   USD                    -3               4              -7              22
U.S. Retail                   EUR                    -2               3              -6              19

Europe Retail                 EUR                     7              19              10              27

U.S. Foodservice              USD                     0              -1               0              -1
U.S. Foodservice              EUR                     0              -1               0              -1
Foodservice Europe            EUR                     0               0               0               1
                                                ---------      ----------       ----------      ----------
Total Foodservice             EUR                     0              -1               0               0

South America                 EUR                     0              -1               0               1
Asia Pacific                  EUR                     0               2               0               2
Corporate                     EUR                     0               2               0               1
                                                ---------      ----------       ----------      ----------
Total other business areas    EUR                     0               3               0               4


Total                         EUR                     5              24               4              50
------------------------------------------------------------------------------------------------------------